Mail Stop 4561

March 26, 2009

Via U.S. mail and facsimile to (808) 694-4626

Kent T. Lucien
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

       RE: Bank of Hawaii Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 25, 2009
              File No. 001-06887

Dear Mr. Lucien,

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis

Analysis of Business Segments, page 28

1.   We note you present certain non-GAAP financial measures, including "net income after capital charge" (NIACC) and "risk adjusted return on capital" (RAROC). These measures exclude "adjustments to allocated net income" and "capital charge" from your GAAP net income. Please tell us why you believe these non-GAAP measures are not prohibited under Item 10(e) of Regulation S-K.

2.   If you are able to support that your non-GAAP measures are not prohibited, please revise future filings to include the following:

        a. Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

        b. Present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

3.   In addition, referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, please revise future filings to include:

        a. The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

        b. The economic substance behind management's decision to use such a measure;

        c. The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

        d. The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

        e. The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Analysis of Statements of Condition, page 33

Loans and Leases, page 34

4.   Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies – Investment Securities, page 55

5.   Please revise future filings to more clearly discuss your accounting policy for FHLB and FRB non-marketable equity securities, including your impairment policy. Refer to paragraphs 12.21 and 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06 for guidance.

Note 15. Income Taxes, page 88

6.   Please tell us and revise future filings to describe the nature of your 2008 "other" deferred tax asset of $17.4 million.

Note 18. Fair Value of Financial Assets and Liabilities, page 95

7.   Please revise future filings to discuss in detail the specific procedures, if any, management performs to review pricing information received from third party vendors, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

8.   Please revise future filings to clarify how you determine when pricing information received from third party vendors represents illiquid or inactive markets. Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/ illiquid markets affected the choice of the valuation technique.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant